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Exhibit 12.1

MSC.Software Corporation
Ratio of Earnings to Fixed Charges
($ in thousands, except ratio data)

	Years Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2003
Fixed charges:
Interest expense, including amortization of debt costs	4,461	5,788	6,679	5,239	8,101	2,117
Portion of rental expense deemed to represent interest	2,300	2,563	2,785	3,811	5,323	1,533

Total fixed charges	6,761	8,351	9,464	9,050	13,424	3,650

Earnings before fixed charges:
Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principle	(13,175)	9,035	16,568	16,859	(17,898)	1,745
Fixed charges	6,761	8,351	9,464	9,050	13,424	3,650

Total earnings before fixed charges	(6,414)	17,386	26,032	25,909	(4,474)	5,395

Ratio of earnings to fixed charges	—	2.08x	2.75x	2.86x	—	1.48x

        For the year ended December 31, 1998, earnings were insufficient to cover fixed charges by $13,175,000. For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $17,898,000.

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  Exhibit 12.1